UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Aptinyx Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

03836N 103

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03836N 103	13D	Page 2 of 6

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 8,066,113 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 8,066,113 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,066,113 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.3%
14	Type of Reporting Person PN

CUSIP No. 03836N 103	13D	Page 3 of 6

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 825,645 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 825,645 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 825,645 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person PN

CUSIP No. 03836N 103	13D/A	Page 4 of 6

This Amendment No. 2 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Aptinyx Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on July 3, 2018, as amended by Amendment No. 1 filed on January 16, 2020 (the “Initial Statement” and, as further amended by this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On October 26, 2020, the Reporting Persons purchased an aggregate of 3,333,333 shares of Common Stock in an underwritten public offering (the “October 2020 Public Offering”) at a price per share of $3.00. BC LS purchased 3,023,816 of such shares for cash consideration of $9,071,448.00 and BCIP LS purchased 309,517 of such shares for cash consideration of $928,551.00. Each of the Reporting Persons used its own working capital to acquire such shares.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

October 2020 Lock-up Agreement

In connection with the October 2020 Public Offering, Dr. Koppel entered into a lock-up agreement (the “October 2020 Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the October 2020 Lock-up Agreement, Dr. Koppel agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 60 days after the date of the final prospectus supplement relating to the October 2020 Public Offering without the prior consent of the representatives, subject to certain exceptions.

The foregoing summary of the October 2020 Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the October 2020 Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(c)	As of the date hereof, BC LS held 8,066,113 shares of Common Stock, representing approximately 13.3% of the outstanding shares of Common Stock, and BCIP LS held 825,645 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 8,891,758 shares of Common Stock, representing approximately 14.6% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 60,849,534 shares of Common Stock outstanding, as reported by the Issuer in the final prospectus supplement relating to the October 2020 Public Offering filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on October 22, 2020.

(d)	Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit E	Form of October 2020 Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Current Report on Form 8-K filed with the SEC on October 22, 2020)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2020

Bain Capital Life Sciences Fund, L.P.

By: Bain Capital Life Sciences Partners, LP, its general partner

By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Managing Director

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Authorized Signatory